EXHIBIT 99.8

CONSENT OF M. SKEAD

I hereby consent to the use of my name in connection with the following report and document, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated March 30, 2007 entitled “Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo” (the “Lugushwa Report”); and

2.

The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Lugushwa Report, and the properties described therein.

Date: May 2, 2008

/s/ Michael B. Skead Name: Michael B. Skead Title: Former Vice President, Exploration, Banro Corporation